U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )


                            PHOENIX MEDIA GROUP, LTD.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   719094-10-4
                                 (CUSIP Number)

                           Michael Meservy, President
                            Phoenix Media Group, Ltd.
                           290 East Verdugo, Suite 207
                                Burbank, CA 91502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 29, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Mary Elizabeth Blake

2.  Check  the  Appropriate  Box if a  Member  of a  Group  (See  Instructions):
    (a)________________________________________________________________
    (b)________________________________________________________________

3.  SEC Use Only:

4.  Source of Funds (See Instructions): PF, OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): X

6.  Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 4,062,594

8. Shared Voting Power: 0

9. Sole Dispositive Power: 4,062,594

10. Shared Dispositive Power: 0

11. Aggregate Amount  Beneficially  Owned by the Reporting  Persons  (combined):
4,062,594

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13. Percent of Class Represented by Amount in Row (11): 44.67%

14. Type of Reporting Person: IN

ITEM 1.           SECURITY AND ISSUER.

Phoenix Media Group, Ltd.
Common Stock, $0.001 par value
290 East Verdugo, Suite 207
Burbank, CA  91502

ITEM 2.           IDENTITY AND BACKGROUND.

(a) Mary Elizabeth Blake

(b) 904 West Montgomery, Suite 4311, Willis, Texas 77378.

(c) Present principal occupation or employment:

         Director
         Phoenix Media Group, Ltd.
         290 East Verdugo, Suite 207
         Burbank, CA  91502

         Officer and Director
         F10 Oil & Gas Properties, Inc.
         904 West Montgomery,
         Suite 4311
         Willis, TX 77378
         F10 Oil & Gas Properties, Inc. is a Texas oil and gas company

(d, e)   During  the last five years,   Ms.  Blake has not been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

         On June 4, 2001, Ms. Blake consented to an Order by the Securities and Exchange Commission that Ms. Blake cease and desist from committing or causing violations of, and committing and causing any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13D-1, 13D-2, 16a-2 and 16a-3 promulgated thereunder. Ms. Blake made late filings concerning her beneficial ownership interest in a public company.

         During the last five years, Ms. Blake has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:

         United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 29, 2003, the Issuer issued 600,000 restricted shares of common stock to pay Ms. Blake for consulting services valued at $6,000 ($0.01 per share). On this date, Ms. Blake also purchased 3,462,594 restricted shares from Ronald Irwin, then the President of the Issuer, for a total purchase price of $100,000 ($0.029 per share).

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above. In connection with this transaction, the board of directors resigned and Mary E. Blake and Jon H. Marple, Ms. Blake's husband, were elected by majority consent of shareholders as the new directors of the registrant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 4,062,594 shares are owned by Mary Elizabeth Blake. This amount represents 44.67% of the outstanding shares.

(b) Ms. Blake has sole voting power with respect to all 4,062,594 shares reported.

(c) Other than disclosed herein, there were no other transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement by and between Mary E. Blake and Ronald Irwin dated May 5, 2003.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date: June 6, 2003                                     MARY ELIZABETH BLAKE


                                                       /s/ MARY ELIZABETH BLAKE
                                                       ________________________

                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement ("Agreement") is entered into this 5th day of May 2003 by and between RONALD IRWIN, ("Irwin") and MARY E. BLAKE ("Blake").

         WHEREAS, Irwin desires to sell to Blake Three Million Four Hundred Sixty-Two Thousand Five Hundred Ninety-Four (3,462,594) shares of Phoenix Media Group, Inc. common stock ("Shares").

         WHEREAS,  Blake  will pay  Irwin  the  purchase  price  of One  Hundred
Thousand dollars ($100,000), to be paid as set forth herein, in exchange for delivery of certificates in negotiable form representing the Shares.

         NOW, THEREFORE, on the stated premises, which are incorporated herein by reference, and in consideration of the mutual covenants and agreements hereinafter set forth, the mutual benefits to the Parties to be derived herefrom, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, it is hereby agreed as follows:

1. The purchase price to be paid by Blake is to be paid as follows:

         Twelve Thousand and Five Hundred Dollars ($12,500.00) which has already been paid to Irwin. Fifty Thousand Dollars ($50,000.00) to be paid to Irwin within 3 days from the date of closing. Thirty Seven Thousand and Five Hundred Dollars ($37,500.00) to be paid to Irwin within 45 days after the date of closing.

2. Irwin shall deliver to Blake the shares of Phoenix Media Group, Inc., as follows:

         Upon execution of this Agreement, Irwin shall place the Shares in escrow with the accounting firm of Robinson Hill & Company, located in Salt Lake City, Utah. The Shares shall be delivered to Blake on the closing date.

3. Termination. This Agreement may be terminated at any time prior to the Closing Date:

         A.       By Irwin or Blake:

                  (1) If there shall be any actual or threatened action or proceeding by or before any court or any other governmental body which shall seek to restrain, prohibit, or invalidate the transactions contemplated by this Agreement and which, in judgement of such Board of Directors made in good faith and based upon the advice of legal counsel, makes it inadvisable to proceed with the transactions contemplated by this Agreement; or

                  (2) If the Closing shall have not occurred prior to May 31, 2003, or such later date as shall have been approved by parties hereto, other than for reasons set forth herein.

         B. By Blake:

                  (1) If Irwin shall fail to comply in any material respect with any of his covenants or agreements contained in this Agreement or if any of the representations or warranties of Irwin contained herein shall be inaccurate in any material respect; or

         C. By Irwin:

                  (1) If Blake shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Blake contained herein shall be inaccurate in any material respect;

         In the event this Agreement is terminated pursuant to this Paragraph, this Agreement shall be of no further force or effect, no obligation, right, or liability shall arise hereunder, and each party shall bear its own costs as well as the legal, accounting, printing, and other costs incurred in connection with negotiation, preparation and execution of the Agreement and the transactions herein contemplated.

4. Representations and Warranties of Irwin. Irwin hereby represents and warrants that effective this date and the Closing Date, the following representations are true and correct:

         A. Authority. Irwin has the full power and authority to enter this Agreement and to carry out the transactions contemplated by this Agreement.

         B. No Conflict With Other Instruments. The execution of this Agreement will not violate or breach any document, instrument, agreement, contract, or commitment material to the business of Irwin to which Irwin is a party and has been duly authorized by all appropriate and necessary action.

         C. Deliverance of Shares. As of the Closing Date, the Shares to be delivered to Blake will constitute valid and legally issued shares of Phoenix Media Group, Inc., fully paid and non-assessable and equivalent in all respects to all other issued and outstanding shares of Phoenix Media Group, Inc., stock.

         D. No Conflict with Other Instrument. The execution of this agreement will not violate or breach any document, instrument, agreement, contract or commitment material to Irwin.

5. Closing. The Closing as herein referred to shall occur upon such date as the parties hereto may mutually agree upon, but is expected to be on or before May 31, 2003.

6. Conditions Precedent of Blake to Effect Closing. All obligations of Blake under this Agreement are subject to fulfillment prior to or as of the Closing Date, as follows:

         A. The representations and warranties by or on behalf of Blake contained in this Agreement or in any certificate or documents delivered to Blake pursuant to the provisions hereof shall be true in all material respects as of the time of Closing as though such representations and warranties were made at and as of such time.

B. Blake shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

         C. All instruments and documents delivered to Blake pursuant to the provisions hereof shall be reasonably satisfactory to Blake's legal counsel.

7. Conditions Precedent of Irwin to Effect Closing. All obligations of Irwin under this Agreement are subject to fulfillment prior to or as of the date of Closing, as follows:

         A. The representations and warranties by or on behalf of Irwin contained in this Agreement or in any certificate or documents delivered to Irwin pursuant to the provisions hereof shall be true in all material respects as of the time of Closing as though such representations and warranties were made at and as of such time.

         B. Irwin shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

         C. All instruments and documents delivered to Irwin pursuant to the provisions hereof shall be reasonably satisfactory to Irwin legal counsel.

8. Damages and Limit of Liability. Each party shall be liable, for any material breach of the representations, warranties, and covenants contained herein which results in a failure to perform any obligation under this Agreement, only to the extent of the expenses incurred in connection with such breach or failure to perform Agreement.

9. Nature and Survival of Representations and Warranties. All representations, warranties and covenants made by any party in this Agreement shall survive the Closing hereunder. All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any investigation upon which it might have made or any representations, warranty, agreement, promise, or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

10. Indemnification Procedures. If any claim is made by a party which would give rise to a right of indemnification under this paragraph, the party seeking indemnification (Indemnified Party) will promptly cause notice thereof to be delivered to the party from whom indemnification is sought (Indemnifying Party). The Indemnified Party will permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting from the claims. Counsel for the Indemnifying Party which will conduct the defense must be approved by the Indemnified Party (whose approval will not be unreasonably withheld), and the Indemnified Party may participate in such defense at the expense of the Indemnified Party. The Indemnifying Party will not in the defense of any such claim or litigation, consent to entry of any judgment or enter into any settlement without the written consent of the Indemnified Party (which consent will not be unreasonably withheld). The Indemnified Party will not, in connection with any such claim or litigation, consent to entry of any judgment or enter into any settlement without the written consent of the Indemnifying Party (which consent will not be unreasonably withheld). The Indemnified Party will cooperate fully with the Indemnifying Party and make available to the Indemnifying Party all pertinent information under its control relating to any such claim or litigation. If the Indemnifying Party refuses or fails to conduct the defense as required in this Section, then the Indemnified Party may conduct such defense at the expense of the Indemnifying Party and the approval of the Indemnifying Party will not be required for any settlement or consent or entry of judgement.

11. Default at Closing. Notwithstanding the provisions hereof, if Irwin shall fail or refuse to deliver any of the Shares, or shall fail or refuse to consummate the transaction described in this Agreement prior to the Closing Date, such failure or refusal shall constitute a default by Irwin and Blake at his option and without prejudice to his rights against such defaulting party, may either (a) invoke any equitable remedies to enforce performance hereunder including, without limitation, an action or suit for specific performance, or
(b) terminate all of its obligations hereunder with respect to Irwin.

12. Costs and Expenses. Blake and Irwin shall bear their own costs and expenses in the proposed exchange and transfer described in this Agreement. Blake and Irwin have been represented by their own attorneys in this transaction, and shall pay the fees of their attorneys, except as may be expressly set forth herein to the contrary.

13. Notices. Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

To Ronald Irwin:,                               To Mary E. Blake:
290 E. Verdugo Avenue, Suite 207                904 West Montgomery, Suite 4311
Burbank, CA  91502                              Willis, TX  77378
Fax (818) 563-4888                              Fax (936) 597-6473

14.      Miscellaneous.

         A. Further Assurances. At any time and from time to time, after the effective date, each party will execute such additional instruments and take such additional steps as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

         B. Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

         C. Brokers. Neither party has employed any brokers or finders with regard to this Agreement not disclosed herein.

         D. Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         E. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         F. Governing Law. This Agreement was negotiated and is being contracted for in the State of Texas, and shall be governed by the laws of the State of Texas, notwithstanding any conflict-of-law provision to the contrary. Any suit, action or legal proceeding arising from or related to this Agreement shall be submitted for binding arbitration resolution to the American Arbitration Association, in Houston, Texas, pursuant to their Rules of Procedure or any other mutually agreed upon arbitrator. The parties agree to abide by decisions rendered as final and binding, and each party irrevocably and unconditionally consents to the jurisdiction of such arbitrator and waives any objection to the laying of venue in, or the jurisdiction of, said Arbitrator.

         G. Binding Effect. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors, and assigns.

         H. Entire Agreement. The Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements or understandings between the parties relating to the subject matter hereof. No oral understandings, statements, promises or inducements contrary to the terms of this Agreement exist. No representations, warranties covenants, or conditions express or implied, other than as set forth herein, have been made by any party.

         I. Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

Ronald Irwin                                                  Mary E. Blake


/s/ Ronald Irwin                                              /s/ Mary E. Blake
Ronald Irwin                                                      Mary E. Blake